UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25/A

NOTIFICATION OF LATE FILING

Amendment No. 1

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2020

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:_______________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:____________________

PART I — REGISTRANT INFORMATION

Argo Group International Holdings, Ltd.

Full Name of Registrant

N/A

Former Name if Applicable

90 Pitts Bay Road

Address of Principal Executive Office (Street and Number)

Pembroke HM 08, Bermuda

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or the subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Argo Group International Holdings, Ltd. (the “Company”) is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (the “2020 10-K”) within the prescribed time period without unreasonable effort or expense.

As previously disclosed in the Company’s original Form 12b-25 filed on March 1, 2021, the delay in filing the 2020 10-K was initially due to the unforeseen consequences of the recent winter storms in San Antonio, Texas, the Company’s primary financial reporting center which caused widespread power outages in the area. The outages delayed the work required for the Company to complete the 2020 10-K.

This Amendment No. 1 to the original Form 12b-25 is being filed because the Company subsequently experienced further delays in its ability to complete the 2020 10-K. In connection with the preparation, review and audit of the Company’s 2020 10-K, management identified and corrected certain immaterial errors in the Company’s historical financial statements primarily related to the accounting for (1) foreign currency exchange gains and losses associated with a specific reinsurance contract and (2) errors in the Company’s tax provision primarily related to the Company’s allocation of certain corporate level expenses to its subsidiary companies, as well as other previously identified immaterial errors.

Further, as a result of the adjustments identified above, management re-evaluated its assessment of the effectiveness of its internal control over financial reporting. Management concluded that certain design and operating effectiveness deficiencies in the Company’s internal controls, when evaluated collectively, aggregated to a material weakness in internal control. The deficiencies in the Company’s internal controls included deficiencies related to the timeliness and completeness of internal communication of certain relevant financial information within the Company as well as in controls that used such information. These matters were identified in the following areas: intercompany transactions, such as foreign currency exchange gains and losses associated with a specific reinsurance contract, the allocation of certain corporate-level expenses to subsidiary companies, the accounting for federal and state income taxes, including the tax implications of certain intercompany transactions, the completeness and accuracy of information used in recording deferred tax balances, and the timeliness of analyses of income tax accounting. There have been no material misstatements identified in the Company’s previously issued financial statements.

In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Company intends to file its 2020 10-K prior to the end of the 15-day extension period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Jay S. Bullock, Executive Vice President and Chief Financial Officer	441	278-3727
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Argo Group International Holdings, Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 12, 2021	By:	/s/ Jay S. Bullock
	Name:	Jay S. Bullock
	Title:	Executive Vice President and Chief Financial Officer